SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                          CYBER PUBLIC RELATIONS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   232450-10-6
                                 (CUSIP Number)



                               BARRON PARTNERS LP
              730 FIFTH AVENUE, 9TH FLOOR, NEW YORK, NEW YORK 10019

                                 (212) 659-7790
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Barron Partners LP
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       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

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       3     SEC USE ONLY

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       4     SOURCE OF FUNDS
             WC
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       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS
             2(d) or 2(e)                                                    | |
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       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             Delaware
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   NUMBER OF        7     SOLE VOTING POWER
     SHARES               9,150,000 shares of the common stock of the Issuer
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
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                    8     SHARED VOTING POWER
                          None
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                    9     SOLE DISPOSITIVE POWER
                          9,150,000 shares of the common stock of the Issuer
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                   10     SHARED DISPOSITIVE POWER
                          None
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,150,000 shares of the common stock of the Issuer

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       [ ]
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             48.12% of the common stock of the Issuer.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             PN
================================================================================


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
ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock of Cyber Public Relations, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8513 Rochester Avenue, Rancho Cucamonga, California 91730.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Barron Partners LP, a limited partnership organized under the laws of Delaware (the "Reporting Person"). The Reporting Person's principal business is that of investments.

     During the last five years, neither the Reporting Person nor any of its principals, nor any family members of principals of the Reporting Person who own, directly or beneficially, shares of the Issuer, to the best of its, his or her knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 27, 2004, the Reporting Person, an accredited investor, completed the purchase of 2,000,000 shares of the Issuer's common stock and 7,150,000 warrants for the purchase of the Issuer's common stock for an aggregate consideration of US$2,000,000. The sale of the Issuer's securities to the Reporting Person was exempt from registration pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

     The Reporting Person acquired securities of the Issuer pursuant to the Stock Exchange Agreement between the Reporting Person and Environmental Technologies, Inc., a Nevada corporation ("Entech") dated January 14, 2004, as amended on January 21, 2004, whereby the Issuer assumed the obligations of Entech. The Stock Exchange Agreement and the Amendment to the Stock Purchase Agreement are attached as exhibits to this Schedule 13D.

     Pursuant to the Stock Purchase transaction, the Reporting Person agreed to purchase 2,000,000 shares of the Issuer's common stock and 7,150,000 warrants for the purchase of the Issuer's common stock for an aggregate consideration of US$2,000,000. The Reporting Person delivered the cash consideration from its working capital to the Issuer pursuant to the Stock Purchase Agreement on January 27, 2004. Prior to the consummation of the Stock Purchase transaction between the Reporting Person and the Issuer, on January 21, 2004, Entech completed the acquisition of all of the issued and outstanding shares of the Issuer pursuant to a Capital Stock Exchange Agreement. As a result of the Capital Stock Exchange Agreement, Entech became a wholly-owned subsidiary of the Issuer.

     In the Capital Stock Exchange transaction, an aggregate of 9,550,000 shares of the Issuer's common stock were issued to the 12 stockholders of the Issuer in exchange for 9,550,000 shares of the Issuer's common stock, which represented 100 percent of the issued and outstanding shares of the common stock of the Issuer. A majority of the shares were issued to Steven D. Rosenthal (1,000,000 shares), Robert K. Christie (3,750,000 shares), and Douglas K. Parker (1,250,000), members of the Issuer's newly elected board of directors, Grover G. Moss (910,000 shares), the father-in-law of Douglas K. Parker, and the Reporting Person (9,150,000 shares). In connection with the Capital Stock Exchange transaction, the Issuer's stockholders cancelled 1,884,000 of their 2,199,000 shares, leaving 315,000 shares issued and outstanding. In addition, all debts owing by the Issuer were cancelled by an affiliate of its former controlling stockholder, Thomas Braun, to facilitate the transaction described herein in exchange for a total additional consideration of US$275,000 paid by the Issuer to the stockholders of the Issuer.

     The above described transaction was intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

     The additional consideration of US$275,000 paid by the Issuer was comprised of US$50,000 of the Issuer funds, paid at the closing of Capital Stock Exchange Agreement to the stockholders of the Issuer, and the sum of


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
US$225,000, delivered to the Issuer by Entech pursuant to the Stock Purchase Agreement by and between the Issuer and Entech.

     The foregoing descriptions of the transactions are qualified in their entirety to the full text of the Capital Stock Exchange Agreement, the Stock Purchase Agreement, and the Amendment to the Stock Purchase Agreement, all of which are filed as exhibits to this Schedule 13D.

     Entech is a Nevada corporation located in Rancho Cucamonga, California, formerly known as Parr Development, Inc., which was incorporated in 2001. Parr changed its name to "Environmental Technologies, Inc." in 2003. In December 2003 through a series of reverse triangular mergers, Entech acquired the following three subsidiaries:

- Christie-Peterson Development, a California corporation incorporated in 1995, a provider of construction, repair, and maintenance services for petroleum service stations in California, Nevada, and Arizona;

- H.B. Covey, Inc., a California corporation founded in 1948 and incorporated in 1971, a fueling station diagnostic and maintenance company with petroleum construction experience in building and maintaining service stations; and

- Advanced Fuel Filtration Services, Inc., a California corporation incorporated in 1995, a provider of comprehensive environmental management solutions for the petroleum industry, with operations including fuel and chemical transportation, hazardous and non-hazardous waste disposal, emergency HAZMAT response, and underground storage tank cleaning and filtration services.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired its interest in the Issuer solely for investment purposes. Subsequent to the completion of the Stock Purchase transaction, Steven D. Rosenthal, Robert K. Christie, Barbara Tainter, Bret
Covey, and Douglas L. Parker were elected directors of the Issuer. The new board of directors elected the following officers:

              OFFICE                         NAME                  AGE
              ------                         ----                  ---
      Chief Executive Officer     Steven D. Rosenthal, Ed.D.       51
      Chief Operating Officer         Robert K. Christie           37
      Chief Financial Officer          Barbara Tainter             50
         Vice President                   Bret Covey               38
         Vice President               Douglas L. Parker            39
   Vice President of Development        Burr Northrop              40

     Ms.  Maria  Trinh  resigned as the sole officer and director of the Issuer.

     Subsequent to the consummation of the Stock Purchase and Stock Exchange transactions, the Issuer's newly elected board of directors proposed that the Issuer be merged with and into Entech Environmental Technologies, Inc., a Nevada corporation. If and when such a merger transaction should take place, the plan and agreement of merger would include an amendment to the Issuer's Articles of Incorporation to change the name from "Cyber Public Relations, Inc." to "Entech Environmental Technologies, Inc." In addition, the Issuer would adopt new Bylaws under Nevada law. The change in the Issuer's name would more accurately reflect its corporate purpose. Upon consummation of such proposed merger transaction, the Issuer would change its state of incorporation from Florida to Nevada.

     Other than the completed and planned transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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
     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any material change in the present capitalization or dividend policy of the Issuer;

     5. Any other material change in the Issuer's business or corporate structure;

     6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     9.   Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 9,150,000 shares of the common stock of the Issuer, which constitute approximately 48.12 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by it directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.



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     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                      IDENTIFICATION OF EXHIBIT
-----------                      -------------------------

   10.1        Capital Stock Exchange Agreement between the Registrant and the Stockholders of
               Environmental Technologies, Inc., dated January 21, 2004.
   10.2        Stock Purchase Agreement between Environmental Technologies, Inc. and Barron Partners
               LP, dated January 14, 2004.
   10.3        Amendment to Stock Purchase Agreement between Environmental Technologies, Inc. and
               Barron Partners LP, dated January 21, 2004.



                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 30, 2004.

                                     BARRON PARTNERS LP



                                     By  /s/ Andrew Barron Worden
                                       -----------------------------------------
                                       Andrew Barron Worden, President, Barron
                                       Capital Advisors LLC, General Partner



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